EXHIBIT 12
            CATERPILLAR FINANCIAL SERVICES CORPORATION

         COMPUTATION OF RATIO OF  PROFIT TO FIXED CHARGES
                            (Unaudited)
                       (Millions of Dollars)
                                   Three Months       Six Months
                                      Ended              Ended
                                  June     June     June     June
                                   30,      30,      30,      30,
                                  1998     1997     1998     1997

Net Income                        $ 25.5   $ 21.9   $ 49.3   $ 48.9

Add:
  Provision for income taxes        14.9     12.4     28.4     27.0

Deduct:
  Equity in profit of              (1.5)     (.7)    (2.2)    (1.2)
partnerships

Profit before taxes               $ 38.9   $ 33.6   $ 75.5   $ 74.7

Fixed charges:
  Interest on borrowed funds      $125.1   $ 87.8   $230.6   $167.3
  Rentals at computed interest*      1.0       .7      1.9      1.3

Total fixed charges                126.1   $ 88.5    232.5   $168.6

Profit before taxes plus fixed     165.0   $122.1    308.0   $243.3
charges

Ratio of profit before taxes
plus                                1.31     1.38     1.32     1.44
  fixed charges to fixed charges

*Those portions of rent expense that are representative of interest cost.